

SECURI[illegible] [illegible]SION

05042043

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 42755

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Burlington Capital Markets, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Wall Street - 26th Floor
(No. and Street)

New York	**NY**	**10005**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph DeSena **212-402-6000**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'Connor Davies Munns & Dobbins, LLP
(Name – *if individual, state last, first, middle name*)

60 East 42nd Street	**New York**	**NY**	
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAY 05 2005
THOMSON FINANCIAL


SEC MAIL
RECEIVED
PROCESSING
MAY 0 2 2005
WASH, D.C.
179
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Burlington Capital Markets, Inc.
(a wholly-owned subsidiary of Burlington Holdings Inc.)

We have audited the accompanying statement of financial condition of Burlington Capital Markets, Inc. (the "Company") as of December 31, 2004, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Burlington Capital Markets, Inc. for the year ended December 31, 2003 were audited by other auditors whose report dated February 27, 2004, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Burlington Capital Markets, Inc. at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

O'Connor Davies Munns & Dobbins, LLP

New York, NY
March 18, 2005

The Lincoln Building, 60 East 42nd Street, New York, New York 10165 212.286.2600 tel 212.286.4080 fax www.odmd.com

BURLINGTON CAPITAL MARKETS, INC.
(a wholly owned subsidiary of Burlington Holdings, Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$ 1,649,833
Receivable from brokers	5,653,798
Securities owned, at market value	808,149
Securities owned not readily marketable, at estimated fair value	69,595
Loans receivable from stockholders	774,699
Furniture, equipment and leasehold improvements, net	651,801
Investment in equity investee	60,632
Deferred tax asset	83,250
Loans and advances to employees	268,900
Other assets	297,025
Total assets	10,317,682

LIABILITIES AND STOCKHOLDERS EQUITY

Liabilities	
Securities sold not yet purchased, at market value	681,001
Accounts payable and other accrued expenses	2,723,726
Accrued compensation	1,881,900
Subordinated loan	1,200,000
Total liabilities	6,486,627
Stockholder's equity	
Common stock, no par value, 20,000,000 shares authorized, 6,295,454 issued and outstanding	
Additional paid-in capital	5,680,571
Accumulated deficit	(1,678,672)
Unearned compensation	(170,844)
Total stockholder's equity	3,831,055
Total liabilities and stockholders equity	$ 10,317,682

See accompanying notes to financial statements.

BURLINGTON CAPITAL MARKETS, INC.
(a wholly owned subsidiary of Burlington Holdings, Inc.)

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2004

Revenue	
Commissions	$ 20,209,542
Trading income	16,437,780
Interest and other	196,258
Total revenue	36,843,580
Expenses	
Employee compensation	19,525,999
Clearing, floor brokerage and other fees	9,688,444
Advertising and promotion	162,979
Communication	1,353,100
Occupancy	556,894
Depreciation and amortization	389,959
Professional and consulting fees	1,660,991
Other general and administrative	4,205,261
Total expenses	37,543,627
Net loss, before income tax provision	(700,047)
Income tax provision	(255,012)
Net loss	$ (955,059)

See accompanying notes to financial statements.

BURLINGTON CAPITAL MARKETS, INC.
(a wholly owned subsidiary of Burlington Holdings, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2004

	Common Stock Shares	Additional Paid-in Capital	Accumulated Deficit	Unearned Compensation	Treasury Stock		Total
					Shares	Amount	
Balance, January 1, 2004, as previously reported	7,025,454	$ 1,974,585	$ (723,613)	$ (170,844)	730,000	$ (401,500)	$ 678,628
Cumulative effect on prior years, for retroactive restatements:							
Reclassification of outside interest in joint venture to additional paid in capital		4,107,486					4,107,486
Retirement of Treasury Stock	(730,000)	(401,500)			(730,000)	401,500	
Balance, January 1, 2004, as restated	6,295,454	5,680,571	(723,613)	(170,844)			4,786,114
Net loss			(955,059)				(955,059)
Balance, December 31, 2004	6,295,454	$ 5,680,571	$ (1,678,672)	$ (170,844)			$ 3,831,055

See accompanying notes to financial statements.

BURLINGTON CAPITAL MARKETS, INC.
(a wholly owned subsidiary of Burlington Holdings, Inc.)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities	
Net loss	$ (955,059)
Adjustments to reconcile net loss to net cash (used in) operating activities	
Depreciation and amortization	389,959
Deferred income taxes	231,750
Changes in:	
Receivable from brokers	608,460
Securities owned, at market value	488,885
Securities owned not readily marketable, at estimated fair value	(61,595)
Loans receivable from stockholders	94,601
Loans and advances to employees	(268,900)
Other assets	176,408
Securities sold not yet purchased, at market value	(1,040,618)
Accounts payable and other accrued expenses	(1,156,260)
Accrued compensation	355,253
Income taxes payable	(925,580)
Net cash (used in) operating activities	(2,062,696)
Cash flows from investing activities	
Purchase of property and equipment	(75,253)
Received from Equity Investee	17,157
Net cash (used in) investing activities	(58,096)
Cash flows from financing activities	
Bank overdraft	(222,789)
Proceeds from subordinated loan	1,200,000
Net cash provided by financing activities	977,211
Net (decrease) in cash and cash equivalents	(1,143,581)
Cash and cash equivalents, beginning of year	2,793,414
Cash and cash equivalents, end of year	$ 1,649,833
Supplemental cash flow information:	
Cash paid during the year for:	
Interest	$ 80,094

See accompanying notes to financial statements.

BURLINGTON CAPITAL MARKETS, INC.

(a wholly-owned subsidiary of Burlington Holdings, Inc.)

NOTES TO FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Organization

Burlington Capital Markets, Inc. (the "Company") is a registered broker/dealer engaging in institutional trading and general securities activities. In addition, the Company renders investment banking and consulting services. The Company clears all of its securities transactions through another broker/dealer on a fully disclosed basis.

Security Transactions

Security transactions and commission revenue and expenses are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased, which are readily marketable are valued at market value, with unrealized gains or losses reflected in operations. Securities not readily marketable are valued at fair value as determined by management, with unrealized gains or losses reflected in operations.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are recorded at cost. Depreciation of furniture and equipment is provided on the straight-line method based on the estimated useful lives of the assets of 5 to 7 years. Leasehold improvements are being amortized on the straight-line method over the shorter of their estimated useful lives or the term of the lease.

Cash Equivalents

Cash and cash equivalents include short-term cash investments and money market investments with maturities of three months or less at date of acquisition.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

1. Summary of Significant Accounting Policies (Continued)

Investment Banking and Consulting

Revenue and expenses related to investment banking and consulting services are recorded as earned and incurred, respectively. The Company may receive its fees in the form of securities which are recorded at fair value on the date they are earned. Thereafter, any increase or decrease in value during the time the securities are held by the Company is reflected in operations.

Advertising Costs

Advertising costs are charged to expense as incurred.

Receivable from Brokers

Receivable from broker represents cash and commissions receivable from brokers.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss and tax loss carryforwards. Deferred tax assets and liabilities are measured including enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled or recovered. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Stock-Based Employee Compensation

As permitted under existing accounting standards, the Company follows the intrinsic value method in accounting for its stock-based employee compensation arrangements. During the period from January 1, 2004 through December 31, 2004, the Company did not grant any options to employees or directors.

BURLINGTON CAPITAL MARKETS, INC.
(a wholly-owned subsidiary of Burlington Holdings, Inc.)

NOTES TO FINANCIAL STATEMENTS
(Continued)

1. Summary of Significant Accounting Policies (Continued)

Advance to and Investment in Equity Investee

The Company accounts for 50% investment in BCM Trading LLC ("BCMT") under the equity method. Under this method the Company records its share of earnings (losses) in the statement of operations along with a corresponding increase (decrease) in the investment. Capital contributions to BCMT by the Company and distributions from BCMT to the Company increase (decrease), respectively, the investment in BCMT.

2. Furniture, Equipment and Leasehold Equipment, Net

Furniture, equipment and leasehold improvements consist of the following:

Furniture	$ 146,281
Equipment and software	1,707,070
Leasehold improvements	461,565
	2,314,916
Less accumulated depreciation and amortization	(1,663,115)
	$ 651,801

3. Income Taxes

Income tax expense consists of the following:

	Current	Deferred	Total
Federal income tax	$15,508	$154,500	$170,008
State and local income tax	7,754	77,250	85,004
	$23,262	$231,750	$255,012

A deferred tax asset of $83,250 is included in assets and is primarily comprised of book to tax timing differences relating to depreciation and liability reserves. The difference between the effective tax rate and the statutory rate is primarily due to state and local taxes and nondeductible items.

4. Related Party Transactions

Loans Receivable from Stockholders

In November and December 2002, the Company made an aggregate $400,000 advance to Global Link China, an affiliate of a stockholder of the Company pursuant to two promissory notes. The loans bear interest at 4% per annum and are due on demand.

In February 2003, the Company advanced two employees $12,500 each which bear interest at 4% per annum and are due on demand pursuant to promissory notes. These employees purchased stock of the Company from a former stockholder.

In April 2003, the Company advanced the Chief Executive Officer $44,300 which bears interest at 4% per annum and is due on demand pursuant to the promissory note. In addition, in July 2003 the Company advanced the Chief Executive Officer $150,000 due on demand pursuant to a non-interest bearing promissory note.

At various times in 2004, the Company made advances to the Chief Executive Officer totaling $155,399 due on demand pursuant to a non-interest bearing promissory note.

Other

A stockholder of Global Link China, a stockholder of the Company, is a member of the Board of Directors of the Company.

During the year ended December 31, 2004, the Company paid approximately $360,000 to an affiliate of the Chief Executive Officer for consulting services relating to promotion and trading activities.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1. At December 31, 2004, the Company had net capital of approximately $2,398,000 as compared to net capital requirements of approximately $307,000. The Company's ratio of aggregate indebtedness to net capital was 2.20 to 1.

5. Net Capital Requirements (Continued)

The Company claims exemption from the reserve requirement under Section 15c3-3(k)2(ii).

6. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

As a nonclearing broker, the Company has its securities and customers' transactions cleared through another broker/dealer pursuant to a clearance agreement. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing broker may expose the Company to risk and potential loss. Substantially all of the Company's cash and securities positions are held at the clearing broker. Recognizing the concentration of credit risk that this implies, the Company utilized a clearing broker that is highly capitalized and is a member of major securities exchanges.

In the normal course of business, the Company enters into securities sold, but not yet purchased. Subsequent market fluctuations may require the Company to purchase such securities sold at prices significantly higher than the market value reflected in the statement of financial condition.

The Company is exposed to the risk of loss on unsettled customer transactions in the event customers and other counterparties are unable to fulfill contractual obligations. Securities transactions entered into as of December 31, 2004 settled with no material adverse effect on the Company's statement of financial condition.

7. Commitments and Other Matters

Facilities

The Company rents office space under long-term operating leases expiring through 2008. Future minimum base rent under these operating leases are as follows:

Year	Amount
2005	$220,980
2006	220,980
2007	220,980
2008	202,565
	$865,505

The aforementioned lease for office space was transferred as part of the asset sale (see note 9).

7. Commitments and Other Matters (Continued)

Facilities (Continued)

In addition, the Company leases office space on a monthly basis. Rent expense for 2004 amounted to approximately $557,000.

Equity Incentive Plan

In March 2003, the Board of Directors approved the 2002 Performance and Equity Incentive Plan (the "2002 Plan"), pursuant to which the Company may grant awards, as defined, for up to an aggregate of 500,000 shares of the Company's common stock, subject to certain increases. The 2002 Plan is administered by the Board of Directors, which has the authority to determine the type, destination and condition of an award. No awards have been granted as of December 31, 2004.

401(k) Savings and Profit Sharing Plan

The Company maintains a 401(k) savings and profit sharing plan (the "Plan"). All employees who have attained 21 years of age are eligible to participate. Participant contributions are limited to the lesser of 15% of compensation or the amounts prescribed by government regulations. The Company, at its discretion, may make contributions to the Plan. For the year ended December 31, 2004, no such contribution was made by the Company.

8. Subordinated Loan

On March 4, 2004, the Company entered into a subordinated loan agreement with an affiliate of the Chief Executive Officer and stockholder whereby the affiliate lent the Company $1,200,000 with 7% interest per annum due on March 4, 2007. The loan was subsequently repaid in January 2005.

9. Subsequent Event – Asset Sale

In January 2005, the Company sold certain assets primarily relating to its trading operation (which includes employee contracts, fixed assets, New York office lease and systems) and other tangible personal property to Collins Stewart Tullet Holdings, Inc. for $2,800,000.

10. Restatement of Prior Year Financial Statements

Certain opening balances of stockholders' equity as of December 31, 2003 have been restated to correct an error in the classification of the contributed cash and securities pursuant to a joint venture agreement with Inculab, Inc. (a shareholder) which was presented as an outside interest in a joint venture arrangement (similar to minority interest) on the December 31, 2003 financial statements. The aforementioned joint venture agreement was terminated on July 15, 2003 with Inculab, Inc. receiving shares in the newly formed Burlington Holdings, Inc. The effect of this restatement was to reclass the outside interest to additional paid-in capital in the statement of stockholders equity.

In addition, in July 2003, Burlington Holdings, Inc. was formed and acquired all of the issued and outstanding shares of Burlington Capital Markets, Inc. At this time the Company's Treasury stock was retired. The effect of this restatement is to reduce common stock shares and additional paid-in capital to reflect the retirement. Both of the aforementioned restatements do not have any effect on the statement of operations and do not change regulatory net capital for the period.

SUPPLEMENTAL INFORMATION

Schedule 1

BURLINGTON CAPITAL MARKETS, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

DECEMBER 31, 2004

Total stockholders' equity	$3,831,055
Subordinated loan	1,200,000
	$5,031,055
Nonallowable assets	
Securities owned not readily marketable at estimated fair value	69,595
Loans receivable from stockholders	774,699
Investment in equity investee	60,632
Other assets	297,025
Furniture, equipment and leasehold improvements, net	651,801
Deferred tax asset	83,250
Receivable from brokers	213,870
Loans and advances to employees	268,900
Total nonallowable assets	2,419,772
Net capital before haircuts on securities position	2,611,283
Less haircuts on securities	213,460
Net capital	2,397,823
Minimum net capital requirement of 6-2/3% of aggregate indebtedness, or $100,000 whichever is greater	307,042
Excess net capital	$2,090,782
Aggregate indebtedness	$4,605,626
Ratio of aggregate indebtedness to net capital	2.20 to 1

Reconciliation of computation of net capital Under Securities and Exchange Rule 15c3-1

There were no material differences between the computation presented above and the corresponding schedule included in the Company's unaudited December 31, 2004, Part IIA FOCUS filing.

Schedule II

BURLINGTON CAPITAL MARKETS, INC.
(a wholly-owned subsidiary of Burlington Holding, Inc.)

SCHEDULE OF COMPUTATION OF RESERVE REQUIREMENTS
UNDER EXHIBIT A OF SECURITIES AND EXCHANGE COMMISSION RULE 15c-3

DECEMBER 31, 2004

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis.

SCHEDULE RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c-3

DECEMBER 31, 2004

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis and the firm does not have possession of customer securities.

SUPPLEMENTARY REPORT
OF INDEPENDENT AUDITORS



O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

SUPPLEMENTARY REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL

To the Board of Directors and Stockholder of
Burlington Capital Markets, Inc.
(a wholly-owned subsidiary of Burlington Holding, Inc.)

In planning and performing our audit of the financial statements of Burlington Capital Markets, Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons,
2. Recordation of differences required by Rule 17a-13, and
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

The Lincoln Building, 60 East 42nd Street, New York, New York 10165 212.286.2600 tel 212.286.4080 fax www.odmd.com

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's criteria.

This report recognizes that it is not practicable in an organization the size of Burlington Capital Markets, Inc. to achieve all the divisions and cross-checks generally included in a system of internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, the shareholder, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

O'Connor Davies Munns & Dobbins, LLP

March 18, 2005
New York, NY